Exhibit 99.1

BitFuFu Announces January 2026 Bitcoin Production and Operational Updates

SINGAPORE, February 5, 2026 (GLOBE NEWSWIRE) — BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited Bitcoin production and operational metrics for January 2026.

“In January we increased our managed hashrate and power capacity while improving fleet efficiency to mine more Bitcoin at lower cost. Despite recent Bitcoin price volatility, we remain confident in Bitcoin’s long-term value and will continue expanding both our mining capacity and Bitcoin holdings,” said Leo Lu, Chairman and CEO of BitFuFu.

January 2026 Highlights (as of January 31, 2026)

	January 2026	December 2025
Bitcoin Held	1,796 BTC	1,780 BTC
Bitcoin Production	229 BTC	188 BTC
Self-Mining Production	46 BTC	37 BTC
Cloud Mining Production	183 BTC	151 BTC
Hashrate	29.6 EH/s	26.1 EH/s
Self-Owned Hashrate	3.7 EH/s	3.7 EH/s
Hashrate from Third-Party Suppliers and Hosting Customers	25.9 EH/s	22.4 EH/s
Average Fleet Efficiency	17.5 J/TH	18.3 J/TH
Power Capacity	520 MW	478 MW

Bitcoin Holdings and Production:

●	Bitcoin Held: 1,796 BTC[1], an increase of 16 BTC from December 31, 2025.

●	Bitcoin Production: 229 BTC, a month-over-month increase of 41 BTC, including 183 BTC from cloud mining and 46 BTC from self-mining.

Hashrate Overview:

●	Total Hashrate Under Management: 29.6 EH/s, a year-over-year increase of 46.5% and a month-over-month increase of 13.4%.

○	Self-Owned Hashrate[2]: 3.7 EH/s.

○	Hashrate from Third-Party Suppliers and Hosting Customers[2]: 25.9 EH/s.

●	Average Fleet Efficiency: 17.5 J/TH, improving by 0.8 J/TH from the previous month.

[1]	Includes 252 BTC pledged for loans and miner procurement payables and excludes BTC produced by cloud mining customers.

[2]	Hashrate may be used for both self-mining and cloud mining.

BitFuFu Announces January 2026 Bitcoin Mining and Operational Updates

Power and Infrastructure:

●	Total Power Capacity Under Management: 520 MW, a year-over-year increase of 22.6% and a month-over-month increase of 8.8%.

Upcoming Conferences:

BitFuFu will be attending the following upcoming conferences.

●	March 22-24, 2026: 38th Annual ROTH Conference, Dana Point, CA.

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, visit ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Contact:

BitFuFu Investor Relations

ir@bitfufu.com

Charley Brady

Vice President, Investor Relations

charley.b@bitfufu.com

Media Contact:

BitFuFu Media Relations

pr@bitfufu.com